July 12, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington DC, 20549

Attn: Linda Cvrkel

Re: Diamond Ranch Foods, Ltd. SEC Comment Letter dated June 18, 2008

Ms. Cvrkel:

Please accept the following responses to your June 18, 2008 comment letter to Diamond Ranch Foods, Ltd.  Please note that Registrant filed amended financial statements for the year ended March 31, 2007 and for the quarters ended June 30, 2007 and September 30, 2007. The responses herein reference those amended filings.

1.

The Statement of Cash Flows has been amended to identify marketable securities as supplement non-cash disclosure in accordance with paragraph 32 of SFAS No. 95 in the Registrant’s Form 10-KSB/A for the fiscal year ended March 31, 2007 filed on July 12, 2008.

2.

The Statement of Cash Flows has been amended to remove the other comprehensive loss of marketable securities from the adjustments to reconcile net loss to net cash provided by operating activities, to include the realized loss on securities as an adjustment to reconcile net loss to net cash provided by operating activities and the cash flows from investing have been revised to reflect cash receipts and outflows associated with the investments in marketable securities in accordance with paragraph 15, 16 and 17 of SFAS No. 95 in the Registrant’s Form 10-KSB/A for the fiscal year ended March 31, 2007 and for the Form 10-QSB filings for the quarters ended June 30, 2007 and September 30, 2007 filed on July 12, 2008.

3.

Regarding the Commission’s comment to include the signature of the Registrant’s principal accounting officer, Registrant has incorporated the signature of Louis Vucci, Chief Financial Officer and Principal Accounting Officer, in the Form 10-KSB/A filed on July 12, 2008.

The Company wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Yours very truly,

    /s/ Louis Vucci, Jr.

    Louis Vucci, Jr.

    President